UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Health Systems Solutions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

238164 10 7

(CUSIP Number)

Stanford Venture Capital Holdings, Inc.

5050 Westheimer Road

Houston, Texas 77056

Attention: P. Mauricio Alvarado, Esq.

Telephone No.: (713) 964-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 238164 10 7	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Standard Venture Capital Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 238164 10 7	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON R. Allen Stanford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware and Antigua

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 8,978,177 shares of Common Stock 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 8,978,177 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,978,177 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.3% of Common Stock
14	TYPE OF REPORTING PERSON IN

Explanatory Note

This Amendment No. 3 relates to the Schedule 13D filed on behalf of Stanford Venture Capital Holdings, Inc., a Delaware corporation (“SVCH”) and R. Allen Stanford (“Stanford”) (SVCH and Stanford are sometimes collectively referred to herein as the “Reporting Persons”), relating to the beneficial ownership of shares of common stock (“Common Stock”) of Health Systems Solutions, Inc., a Nevada corporation (the “Issuer”). As described in this Schedule 13D, Stanford is joining SVCH in filing this Schedule 13D because, as the sole shareholder of SVCH, Stanford may be deemed to indirectly beneficially own the shares of Common Stock that are directly beneficially owned by SVCH. The filing of this Schedule 13D shall not be deemed to be an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.

Item 1 Security and Issuer

This statement relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 405 Reo Street, Suite 300, Tampa, Florida 33609.

Item 2 Identity and Background

(a) - (c) This statement is being filed jointly by Stanford Venture Capital Holdings, Inc., a Delaware corporation (“SVCH”), and R. Allen Stanford, a citizen of the United States and Antigua (“Stanford”). The business address of SVCH and Stanford is 5050 Westheimer Road, Houston, Texas 77056. Stanford is a director of SVCH and is the sole shareholder of SVCH. SVCH’s principal business is to provide investment capital and other funding to companies in various industries.

(d)-(e) During the last five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration

Pursuant to an Assignment and Assumption Agreement (the “Assignment Agreement”) by and between SVCH and Stanford, Stanford acquired certain intangible rights held by SVCH including 8,978,177 shares of Common Stock of the Issuer. As a result of the consummation of the transactions contemplated by the Assignment Agreement, SVCH no longer beneficially owns any shares of Common Stock. Stanford subsequently assigned the rights to Stanford International Bank Limited (“SIBL”). Due to his indirect ownership of SIBL, Stanford can be deemed to indirectly beneficially own the shares of Common Stock that are directly beneficially owned by SIBL. A separate Schedule 13D is being filed on behalf of SIBL to report its ownership of the shares of Common Stock. The Assignment Agreement is attached as Exhibit 10.1 to this Schedule 13D.

Item 4. Purpose of Transaction

Not applicable.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this filing, the SVCH beneficially owns, or has the right to acquire within 90 days of the date hereof, 0 shares of Common Stock. As a result of his indirect ownership of SIBL, Stanford could be deemed to have indirect beneficial ownership of the 8,978,177 shares of Common Stock directly beneficially owned by SIBL, representing 81.3% of the Issuer’s issued and outstanding common stock.

(b) As a result of his indirect ownership of SIBL, Stanford (together with SIBL), has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by SIBL.

(c) The Reporting Persons only transaction in shares of Common Stock during the past 60 days was the consummation of the transactions contemplated by the Assignment Agreement.

(d) Not applicable.

(e) As of the date of this report, SVCH has ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in Item 3 of this Schedule 13D and in the attached exhibits, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer to which the Reporting Persons are a party or are subject.

Item 7. Materials to be filed as Exhibits

10.1	Assignment and Assumption Agreement by and between Stanford Venture Capital Holdings, Inc. and R. Allen Stanford.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2005	/s/ R. Allen Stanford
R. Allen Stanford

STANFORD VENTURE CAPITAL HOLDINGS, INC.

Date: June 30, 2005	/s/ James M. Davis
	Name:	James M. Davis
	Title:	President

EXHIBIT INDEX

10.1	Assignment and Assumption Agreement by and between Stanford Venture Capital Holdings, Inc. and R. Allen Stanford.